Exhibit 99.1

New Gold Announces Partial Resumption of Underground Activities at the New Afton Mine

February 8, 2021 – New Gold Inc. (“New Gold” or the “Company”) (TSX and NYSE American: NGD) announces that partial underground operations as well as B3 and C-Zone development activities have resumed over the weekend at the New Afton Mine, located in Kamloops, B.C., following the tragic underground mud-rush incident that occurred on February 2, 2021.
“The restarting of mining activities is a significant step for the New Afton Mine as we continue our safe and sequential return to full operations,” said Renaud Adams, President and Chief Executive Officer. “As we move forward, our primary focus remains on the health, safety and wellbeing of our employees, contractors and their families and we will continue to provide counselling and support for them.”
•	The extraction of ore has resumed on Lift 1 at limited capacity that includes a portion of the recovery level on a remote mucking basis.
•	B3 and C-Zone development activities have returned to normal levels.
•	The area where the incident occurred will remain closed until further notice.
•
Milling, tailings operations and construction activities resumed late last week. The mill is currently processing ore from the live pile and intermediate-grade surface stockpile, which is expected to supply sufficient volume to feed the mill until full operations have resumed.

•	Additional details will be provided via a news release as they become available.
About New Gold Inc.
New Gold is a Canadian-focused intermediate gold mining company with a portfolio of two core producing assets in Canada, the Rainy River and New Afton Mines. The Company also holds an 8% gold stream on the Artemis Gold Blackwater Project located in British Columbia and a 6% equity stake in Artemis. The Company also operates the Cerro San Pedro Mine in Mexico (in reclamation). New Gold's vision is to build a leading diversified intermediate gold company based in Canada that is committed to environment and social responsibility. For further information on the Company, visit www.newgold.com.
For further information, please contact:
Anne Day
Vice President, Investor Relations
Direct: +1 (416) 324-6003
Email: anne.day@newgold.com

Cautionary Note Regarding Forward-Looking Statements

Certain information contained in this press release constitutes "forward-looking statements". All statements, other than statements of historical fact, are forward-looking statements. The words "expect", "will", "would” and similar expressions identify forward-looking statements. In particular, this press release contains forward-looking statements including, without limitation, with respect to the ongoing ramp-up at the New Afton mine.

All forward-looking statements in this press release are necessarily based on opinions and assumptions made as of the date such statements are made and are subject to important risk factors and uncertainties, many of which cannot be controlled or predicted. Among other things, the forward-looking statements in this news release are subject to the following assumptions: there being no significant disruptions affecting New Gold’s operations at the New Afton Mine other than as set out herein, including further issues relating to or arising out of the mud-rush incident; there being no regulatory or legal limitations imposed upon New Afton, and New Gold’s ability to complete the ramp-up of operations without undue delay; there being no new cases of COVID-19 in the Company’s workforce at the New Afton Mine and the assumption that no additional members of the workforce are expected to be required to self-isolate due to cross-border travel to the United States or any other country; responses of the relevant governments to the COVID-19 outbreak being sufficient to contain the impact of the COVID-19 outbreak; there being no material disruption to the Company’s supply chains and workforce that would interfere with the Company’s anticipated course of action at the New Afton mine, and the systematic ramp-up of operations; and the results of the investigation in respect of the mud-rush incident not giving rise to any further required shut-downs.

newgold.com	1

In addition to such assumptions, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental events and hazards, industrial accidents, unusual or unexpected formations, pressures, mud-rushes, cave-ins, flooding and gold bullion losses and risks associated with the resumption of production of a mine (and the risk of inadequate insurance or inability to obtain insurance to cover these risks) as well as “Risk Factors” included in New Gold’s Annual Information Form, New Gold’s latest annual management’s discussion and analysis, and other disclosure documents filed on and available at www.sedar.com and on EDGAR at www.sec.gov. Forward-looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements.

All of the forward-looking statements contained in this news release are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

newgold.com	2